UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934

Crown Partners, Inc.
(Exact name of registrant as specified in its charter)

 (Former name and former address, if changed since last report)

Nevada
(State or other jurisdiction of incorporation)

033-11986-LA	91-2008803
(Commission File Number)	(I.R.S. employer identification No.)

9663 St. Claude Avenue
Las Vegas, Nevada 89148
(702) 448-1543
(Address and Telephone Number of Registrant)

Claudia McDowell, Esq.
27430 Riverside Lane
Valencia, CA 91354
Telephone:  (818) 359-5909
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of Registrant)

Common Stock, $0.001 par value
(Title and Class of Securities registered pursuant to Section 12(g) of the Act)

June 23, 2009

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

INTRODUCTION

This notification (“Information Statement”) is furnished by the Board of Directors (the “Board”) of Crown Partners, Inc. (the “Registrant”, the “Company”, “we,” “us” or “our”) to the holders of record as of June 19, 2009, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, to inform the shareholders about a change in the majority of the Board without the vote of our shareholders that will occur pursuant to a binding letter of intent that we entered into on June 3, 2009 with TaxMasters, Inc., a Nevada corporation (“TaxMasters”), to acquire all of the issued and outstanding capital stock of TaxMasters, by means of an exchange of shares of the Company’s Common Stock and certain Preferred Stock for all of the issued and outstanding shares of TaxMasters, Inc.

This Information Statement is required because on the date of the closing of the share exchange transaction, which we expect will be between July 13, 2009 and July 31, 2009, the number of our directors will be increased from three members to five.  Immediately after the consummation of the share exchange, our current directors, Arnulfo Saucedo-Bardan, Kenneth Bosket and Steve Onoue, will appoint Patrick Cox to the Board to fill one of the new vacancies and then immediately thereafter Messrs. Saucedo-Bardan, Bosket and Onoue will resign from the Board.  After our current directors resign, Mr. Cox will appoint David Hyink, Michael Holdgrafer, J. Scott Milholland and Richard Wright to fill the four vacancies on the Board.  This Information Statement is being sent to you more than 10 days prior to such change in the majority of the Board.

CHANGE OF CONTROL

Under the binding letter of intent entered into on June 3, 2009, we have agreed to acquire all of the issued and outstanding shares of common stock of TaxMasters in exchange for (a) 1,000 shares of “Control Series of Preferred Stock” as described below, and (b) 301,000,000 shares of our common stock.  At the end of each fiscal year ending December 31, 2009, 2010, 2011, 2012, and 2013 and the fiscal quarters ending March 31, 2014 and June 30, 2014, we will issue additional shares of common stock to Mr. Cox, if any are due, determined by multiplying our net income for the respective period by twenty (20) which shall give the total number of shares issuable to Mr. Cox and then subtracting the total number of shares of our common stock we previously issued to Mr. Cox.  We may issue not more than 299 million additional shares of common stock to Mr. Cox.

The “Control Series of Preferred Stock” that we will issue to Mr. Cox will give him the right to elect a majority of the Board for a period of five (5) years and each share of Control Series Preferred Stock will also have one (1) vote per share, voting as a single class with our common stock.  The shares of the Control Series Preferred Stock will not be convertible into common stock and at the end of five years will terminate.  The shares of Control Series Preferred Stock will receive such dividends as our Board may declare from time to time.

Under the terms of the Letter of Intent, the Company is required to (i) declare and make effective a reverse stock split of 20 to 1, with fractional shares rounded up to whole shares, and (ii) amend its Articles of Incorporation for various matters, namely: (a) changing our name to TaxMasters, Inc.; (b) increasing our authorized capital stock, on a post-reverse stock split basis, to (i) 1,000,000,000 shares of common stock having a par value of $.001 per share; and (ii) 500,000,000 shares of undesignated Preferred Stock having a par value of $.001 per share; (c) amending the articles governing the Board; (d)  adding a provision limiting the liability of directors; (e)  permitting the votes of interested directors to be counted in certain transactions; (f)  adding a provision for the indemnification of officers and directors; and (g)  adding a provision permitting the Board to approve future stock splits without a vote of the shareholders without affecting the authorized capital stock.

Concurrently with this Information Statement, we are mailing out to our shareholders another information statement on Schedule 14C, notifying shareholders that our principal shareholders have approved, by written consent, the amendments to our Articles of Incorporation described above.

The share exchange transaction between the Registrant and Mr. Cox is intended to be a "tax-free" reorganization pursuant to the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended

Other than the Letter of Intent, there is no relationship between the Company or its affiliates and TaxMasters, Inc. or its affiliates.

VOTING SECURITIES

As of the date of this Information Statement, prior to the pending reverse stock split, we had 54,257,983 shares of our common stock common stock issued and outstanding.  For matters requiring shareholder action, each holder of common stock is entitled to cast one vote, in person or by proxy, for each share of common stock held.

SECURITY OWNER SHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information on the beneficial ownership of our common stock by executive officers and directors, as well as shareholders who are known by us to own beneficially more than 5% of our common stock, as of June 23, 2009.  There were 54,257,983 shares of the Company’s common stock issued and outstanding on June 23, 2009, prior to the pending reverse stock split.  No preferred shares were issued and outstanding at June 23, 2009. The following tabulates holdings of shares of the Company by each person who, subject to the above, at the date of this Information Statement, holds or owns or is known by our management to own beneficially more than five percent (5%) of the common stock of the Company and, in addition, by all directors and officers of the Company individually and as a group.

Name and Address of Beneficial Owner	Amount of Common Stock Currently Owned	Percent
Cede & Co	8,712,088	16.06%
9663 St. Claude Avenue
Las Vegas NV 89148

Tisa Capital Corp.	5,670,116	10.45%
9663 St. Claude Avenue
Las Vegas NV 89148

Steven Onoue (1)	2,163,190	3.99%
9663 St. Claude Avenue
Las Vegas NV 89148

Phoenix Consulting Services	3,733,334	6.88%
9663 St. Claude Avenue
Las Vegas NV 89148

Zaman Family Trust	26,000,000	47.92%
9663 St. Claude Avenue
Las Vegas NV 89148

Kenneth Bosket (1)	0	0.00%
9663 St. Claude Avenue
Las Vegas NV 89148

Arnulfo Saucedo-Bardan (1)	0	0.00%
9663 St. Claude Avenue Las Vegas NV 89148

Montse Zaman (1)	0	0.00%
9663 St. Claude Avenue
Las Vegas NV 89148

Nasrin Montazer	4,500,000	8.29%
9663 St. Claude Avenue
Las Vegas NV 89148

Officers & directors as a
Group (4 persons)	2,163,190	3.99%

(1)	Denotes officer and/or director as of June 23, 2009.

DIRECTORS AND EXECUTIVE OFFICERS

The Company’s current directors, and executive officers, as of June 23, 2009, are as follows:

Name	Position	Term(s) of Office
Arnulfo Saucedo-Bardan age 37	Chairman of the Board, Director	February, 2008 to the present

Kenneth Bosket, age 56	CEO, Director	June 2008 to the present

Steven Onoue, age 50	Director	July, 2002 to the present

Montse Zaman, age 34	CFO, Secretary	February, 2008 to the present

Family Relationships. There are no family relationships between any of the officers and directors except that Mr. Saucedo-Bardan and Mrs. Zaman are brother and sister.

Business Experience. The following is a brief account of the business experience during at the least the last five years of the directors and executive officers, indicating their principal occupations and employment during that period, and the names and principal businesses of the organizations in which such occupations and employment were carried out.  The brief accounts of the business experience of the Designated Directors are set forth in the section below entitled “Designated Directors”.

KENNETH BOSKET. Kenneth Bosket is a director of the Company.  Mr. Bosket has served as CEO and director of  Crown Trading Systems, Inc., a subsidiary of the Company, since June of 2008. Mr. Bosket retired in 2004 after 30 years with Sprint (Telecommunication Division). Mr. Bosket is co-founder of JaHMa, a music company in Las Vegas, Nevada and a former Board Member and President of Bridge Counseling Associates, a mental health and substance abuse service company. His experience includes implementing appropriate procedures for positioning his organization's goals with successful teaming relationships, marketing and over 30 years of extensive customer service, as well as managing various departments, and being a western division facilitator working directly for a President of Sprint. Mr. Bosket has received numerous awards, such as the Pinnacle Award for his exceptional service with his former employer combined with his community service involvements. Mr. Bosket earned a Masters of Business Administration from the University of Phoenix and a Bachelor's of Business Administration from National University. Mr. Bosket is also an officer and director of Crown Equity Holdings, Inc., a subsidiary of the Company and a publicly traded company traded on the OTC Electronic Bulletin Board under “CRWE.”

STEVEN ONOUE. Mr. Onoue is a director of the Company.  Mr. Onoue was formerly the vice president and manager of Sanitec™ Services of Hawaii, Inc., a wholly-owned subsidiary of Crown Partners, Inc.. Prior to that, Mr. Onoue was the president of Cathay Atlantic Trading Company in Honolulu, Hawaii which traded in hard commodities and acted as consultant to many construction and renovation projects. Mr. Onoue acts as a community liaison and legislative analyst to Rep. Suzuki of the State of Hawaii. Mr. Onoue has been a registered securities professional as well as a being involved in real estate in Hawaii for more than 15 years. Mr. Onoue is presently an officer and director of Crown Equity Holdings Inc., a subsidiary of the Company which trades on the OTC Electronic Bulletin Board under the symbol “CRWE.”

ARNULFO SAUCEDO-BARDAN. Mr. Saucedo-Bardan is a businessman and developer and is self-employed. Mr. Saucedo-Bardan is the brother of Montse Zaman. Mr. Saucedo-Bardan is a director of Crown Equity Holdings Inc., a subsidiary of the Company and a publicly traded company traded on the OTC Electronic Bulletin Board under “CRWE.”

MONTSE ZAMAN, Montse Zaman is an administrative assistant for Crown Partners, Inc. and Crown Equity Holdings, Inc. She also works for Zaman & Company as an administrative assistant. She has an extensive background in journalism and has a degree in Communications from Instituto Superior De Ciencia Y Technologia A.C. in Mexcio. Mrs. Zaman is an officer of Crown Equity Holdings Inc., a subsidiary of the Company and a publicly traded company traded on the OTC Electronic Bulletin Board under “CRWE.”

Identification of Certain Significant Employees. The Company does not employ any persons who make or are expected to make significant contributions to the business of the Company.

Designated Directors

The Designated Directors listed below have each consented to act as a director of the Company.  After they are appointed to the Board after the closing of the share exchange transaction (which we expect to occur between July 13, 2009 and July 31, 2009), the Designated Directors will constitute all of the members of the Board.  Any Biographical descriptions below that reference dates prior to April 6, 2009 (which is the date TaxMasters, Inc. was formed) relate to such person’s role at TMIRS Enterprises, Ltd., the predecessor to TaxMasters, Inc.

PATRICK R. COX.  Patrick Cox, age 45, is the founder of TMIRS Enterprises, Ltd., the predecessor to TaxMasters, Inc.  Mr. Cox has been a director and the Company’s President and Chief Executive Officer since January 2004.  Mr. Cox is a Certified Public Accountant licensed in the state of Texas.  Mr. Cox also founded and operated various businesses, including (i) Patrick R. Cox & Associates, Inc., an accounting firm, from January 2001 to August 2007; (ii) Pawn Tax Enterprises, Ltd., which was formed in 2006 and provides technical and marketing support to third parties that prepare small tax returns; (iii) Gurdon Properties, LLC, which was formed in 2006 and operates a rental property business; and (iv) Team Advertising, Inc., which was formed in 2008 and runs a race car team.

MICHAEL E. HOLDGRAFER.  Michael E. Holdgrafer, age 50, has been a corporate attorney for Dollar Thrifty Automotive Group, Inc., a publicly traded auto rental company, since March 1996 where he has handled acquisitions and employment matters (March 1996 to October 2008) and managed Dollar Thrifty’s properties and concessions group (since October 2008).  Mr. Holdgrafer has served on the Advisory Board of TaxMasters since September 2007.  He is licensed to practice law in Oklahoma.

DAVID M. HYINK.  David M. Hyink, age 61, has been retired since April 2007.  From June 1980 to March 2007, Dr. Hyink worked as Senior Scientific Advisor and Chief Forestry Scientist at Weyerhaeuser Company, a publicly traded forestry products company, focusing on topics and issues related to forestry and forest growth and development.  Dr. Hyink has served on the Advisory Board of TaxMasters since September 2007.  He received his Ph.D. in Forest Biometrics, Statistics and Operations Research from Purdue University in May 1979 and he received a Masters degree in Forest Biometrics from Stephen F. Austin State University in December 1972.

JAMES SCOTT MILHOLLAND.  James Scott Milholland, age 46, is a Region Vice President at Kemper, a Unitrin Business, where he manages Kemper’s casualty and property insurance business in a seven state region.  Mr. Milholland has worked at Kemper since 1990.

RICHARD A. WRIGHT.  Richard Wright, age 42, has served as the President of Wright’s Reprints, a reseller of content and intellectual property from national publications, since 2000. He has also served as the President of Wright’s Printing, a commercial sheet-fed printing company since 2002.

CORPORATE GOVERNANCE

The Board

During the fiscal year ended December 31, 2008 our Board consisted of three directors.  Our Board currently has no vacancies.  Immediately prior to the closing for the share exchange transaction, which we expect will occur between July 13, 2009 and July 31, 2009, our directors will expand the Board to five members.  On the date of the closing of the share exchange transaction, our current directors, Arnulfo Saucedo-Bardan, Kenneth Bosket and Steve Onoue, will appoint Patrick Cox as a director to fill one of the vacancies and immediately thereafter Messrs. Saucedo-Bardan, Bosket and Onoue will resign from the Board.  Thereafter Mr. Cox will appoint the four other Designated Directors (David Hyink, Michael Holdgrafer, J. Scott Milholland and Richard Wright) to fill the vacancies.  In accordance with the Nevada General Corporation Law and the Company’s Articles of Incorporation and Bylaws, the Company’s business and affairs are managed under the direction of the Board.

Meetings of the Board

The Company’s Board consisted of three directors during the fiscal year ended December 31, 2008.  During the year ended December 31, 2008, no Board meetings were held and all resolutions were adopted by unanimous written consent.

Committees of the Board

We do not have an audit committee, compensation committee or a nominating committee.  Such functions are carried out by the Board.  We expect that after the Designated Directors are appointed to the Board, they will establish an audit, compensation and nominating committee.

Director Nominations

The Board considers recommendations for director nominees from a wide variety of sources, including members of the Board, business contacts, community leaders, third-party advisory services and members of management.  The Board also considers shareholder recommendations for director nominees that are properly received in accordance with the Company's Bylaws and applicable rules and regulations of the SEC. The Board determines the required selection criteria and qualifications of director nominees based upon our needs at the time nominees are considered.  Minimum criteria for director nominees have not yet been established by the Board.

We have not yet adopted a procedure for shareholders to bring a nomination for a director candidate before a shareholders meeting.  We expect to adopt such a procedure prior to our next annual meeting.

Policy Regarding Director Attendance at Annual Meetings

We did not have any annual meetings of shareholders in 2008 or 2007 because all shareholder action has been by written consent of our principal shareholders who collectively own, as of the date of this information statement, more than 50% of the outstanding shares of our common stock.  We expect to adopt a policy regarding director attendance at annual shareholders meetings prior to our next annual meeting of shareholders.

Shareholder Communications with the Board

The Board has implemented a process by which shareholders may send written communications to the Board's attention.  Shareholders of the Company may send written communications to the Board of Directors or any individual director by sending such communications addressed to the Crown Partners, Inc. Board of Directors, c/o Crown Partners, Inc. Corporate Secretary, 9663 St. Claude Avenue, Las Vegas, Nevada 89148.  All such communications will be compiled by the Secretary and submitted to the Board or individual director on a periodic basis.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director and Executive Compensation.  During year ended December 31, 2008, the following Company’s officers were paid compensation by the Company:

•	Montse Zaman CFO received $ 31,300 paid directly and $ 6,000 paid to the Montse Zaman Irrevocable Trust for a total of $37,300.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meeting of the Board of Directors.  The Company has no material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s directors or executive officers.

The Company has no compensatory plan or arrangements, including payments to be received from the Company, with respect to any executive officer or director, where such plan or arrangement would result in any compensation or remuneration being paid resulting from the resignation, retirement or any other termination of such executive officer’s employment or from a change-in-control of the Company or a change in such executive officer’s responsibilities following a change-in-control and the amount, including all periodic payments or installments where the value of such compensation or remuneration exceeds $100,000 per executive officer.

During the last completed fiscal year, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.  The Company has no written employment agreements.

Termination of Employment and Change of Control Arrangement.  The Company has no compensatory plan or arrangements, including payments to be received from the Company, with respect to any individual names above from the latest or next preceding fiscal year, if such plan or arrangement results or will result from the resignation, retirement or any other termination of such individual’s employment with the Company, or from a change in control of the Company or a change in the individual’s responsibilities following a change in control.

Equity Compensation Pursuant to Plans.  The Company has no equity compensation plan pursuant to which cash or non-cash compensation was paid or distributed during the last fiscal year, or is proposed to be paid or distributed in the future, to the individuals and group described in this item.

Section 16(a) Beneficial Ownership Reporting Compliance.  Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC.  These persons are also required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.  Based solely on our review of such forms received by us or written representations from certain reporting persons, we believe that during 2008 all applicable filing requirements were complied with by our executive officers and directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS; DIRECTOR INDEPENDENCE

None of the designated directors have any related party transactions with the Company or any of its affiliates, other than the transactions described in the Letter of Intent.

Currently, except for Patrick Cox, all of the Designated Directors meet the definition of independence under the rules of the National Association of Securities Dealers, Inc.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR
INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT
OR REQUIRED.